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EQVISTA

Invest in Eqvista

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SAFE - INVESTMENT TYPE | $100 - MINIMUM INVESTMENT | $25 BILLION - AUA

Invest in the simplest equity management solution: Eqvista

- One of the **FASTEST** growing stock management platforms on the market
- Platform adding **350+ NEW COMPANIES** every month
- **$25 BILLION** in AuA (Assets under Administration)
- More than **9,000 COMPANIES** under management
- **14X REVENUE** in the past 24 months alone
- **INDUSTRY-LEADING** customer retention rate of 83%
- **EXPERIENCED TEAM** with proven expertise in scaling start-ups
- Potential to hit **10X VALUATION** in the next 3 years

Bootstrapped
High traction without any outside capital

Seasoned founders
Founder has driven another business to reach a 38x multiple**

Reinvested cash flow
Eqvista has reinvested 100% of free cash flow back into the business

AS SEEN IN

Bloomberg | HACKERNOON | yahoo! finance | crunchbase

Eqvista - About the company
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EQVISTA
NOW AVAILABLE ON
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02:05

THE PROBLEM

A number of private companies are **still using spreadsheets** to manage their captables.

With IPOs on the decline and more companies staying private, companies have increasingly more complicated capitalization tables (Cap Tables).

This results in accuracy issues and a lack of transparency into stock ownership. Additionally, shareholders may be unable to liquidate their stock ownership due to the lack of a single market

Investment

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This is an estimate of the units you will receive subject to funds arriving during the current investment phase and the exchange rate applied to the funds.

Minimum amount $100.00

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Documents

Presentation deck | Download

Offering details

Minimum Investment: $100
Current Valuation: $67,260,342
Open to: US and non US investors
Security type: Reg CF

MEET YOUR PERSONAL INVESTMENT SUPPORT PROFESSIONAL

Sufian Zaman

If you are interested in discussing the Eqvista investment opportunity with someone from our team, please click the button below to schedule a call at a time that is convenient for you.

Schedule a Call

the lack of a single market.

There are several problems – and Eqvista has been solving them all since 2020!

Eqvista is an all-in-one cloud-based stock management solution built to enable companies to issue, manage and trade shares on the primary and secondary market.

In under three years, Eqvista has quickly grown to become one of the largest private equity platforms on the market.

The best part is that we are just getting started!



THE SOLUTION

A **stock management all-in-one solution** that simply works.

Built from the ground up, Eqvista is now **trusted by 9,000 companies** of all sizes and has become one of the fastest-growing private equity platforms on the market. Eqvista offers a more efficient CapTable management solution that allows for a faster & more efficient way to issue, share & manage private company shares.

Using Eqvista, companies SAVE TIME, SAVE MONEY, and ELIMINATE POTENTIAL LAWSUITS.

We are the Stripe Payments for company shares.

At Eqvista, we are doing for company shares what Stripe Payments did to online payment processing – and they are worth $95 billion in 2022!

The Eqvista platform provides THREE solutions in ONE simple platform:

- **Primary Stock Issuance** – Companies can fundraise, and issue and manage shares through the Eqvista platform. This includes any type of shares, convertible notes (KISS, SAFE), warrants, options, or any other securities.
- **Secondary Marketplace for Liquidity** – Shareholders can potentially buy and sell shares on the secondary marketplace.*.
- **Digital Asset CapTable** – Forget spreadsheets! Companies can organize their shares and communicate with shareholders, whether that's an investor, founder, employee, or law firm.

The Eqvista platform provides companies with everything they need, instantly and with ease.

Similar companies have successfully been acquired and have raised at significant valuations.

Acquired at $750M+ valuation

JP Morgan acquired Global Shares at 30 times its $25 million revenue.

Raised at 46x recurring revenue

Carta raised series E at 46 times its recurring revenue of $150M, valued at $6.9B.

Eqvista's current raise

Eqvista's current pace has the potential to reach nearly $2M in revenue in 2023, valued at $67.2M.

Past performance isn't indicative of future results.

TRACTION

Increased revenue 14X over the past 24 months.

Eqvista is the fastest-growing stock management platform in the $135 billion private equity market.

When we say fast growth, we *mean* it.

In fact, **we have seen 14X revenue growth in less than two years!**

We currently have more than **9,000 companies on the platform, and $25 billion in client equity under management** with $4.2 billion in assets valued.

We are adding **350+ new companies and 1,600 shareholders to the platform every month.**

Not bad for such a young company!

LAND STARTUPS AND EXPAND AS THEY GROW

We anticipate a **$750M+ Valuation** over the next 5 years.

How will we achieve this? Let's look at the facts. ↓

We have a transactional and recurring revenue business model. This means we bundle our CapTable, tax, and compliance products and sell them as a package, charging an annual subscription fee of $1,600.

We will also take 1.5% commission from primary and secondary issuances when the capability is live.

With 9,000+ customers and sustained growth, we anticipate to hit $21 million in potential sales by 2026, bringing our company valuation to the estimated $750 million.

We have a transactional and recurring revenue business model.

- $2,800 -> yearly subscription fee per company $2,800
- $4,500 - > 1.5 % Commission from primary issuance, secondary issuance & digital asset in average per transaction
- $4,200 -> Cap table for digital assets & DAO



Inside the Deal - Eqvista

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SECURITIZE Presents

INSIDE **THE**
DEAL
With **EQVISTA**

09:49

OUR TEAM

We have an expert team with a **proven track record.**

Driving Eqvista forward is a determined team with a proven track record in scaling companies. In fact, our team has already built startups **valued at over $67 million** – and Eqvista is on course to far exceed that.

We are led by an expert team of more than 20 experienced professionals headquartered across the United States, Europe, and Hong Kong.

Additionally, we have also forged long-term partnerships with multiple law firms, VC firms, and other fintech SaaS companies.



Tomas Milar

CEO

Tomas is the founder of several successful startups across the US and Asia, including Eqvista. He has



Colin Mc Crea

CFO

Colin is the head of the valuation team at Eqvista and has 7+ years of experience in valuation, taxation and

acquired and increased annual revenue of multiple companies, and has shaped Eqvista into the fastest-growing CapTable management company on the market, with more than $22.6 billion AUA (Asset Under Administration). His mission is to build a public stock market for private companies.

audit for SMEs across the US and Asia. He is a CVA and specializes in IP valuation, waterfall analysis, and OPM valuations. Colin is now with Eqvista for managing company valuation, corporate taxation, and equity management.

We are raising **growth capital**.

Today, you have the opportunity to invest in Eqvista as we start our journey of expansion.

We are raising $5 million capital to enable us to develop more CapTable features, create licensing, and launch our primary and secondary markets.

This is your chance to invest in:

A **FAST-GROWING TECH COMPANY** in an **ESTABLISHED INDUSTRY** with **LITTLE COMPETITION**.

There has never been a more exciting time to become a part of Eqvista. This is your chance to come along for the ride.

We look forward to welcoming you to our family of investors!

Eqvista **in action**.

How does Eqvista look in action? Check out this case study. ↓

Adrona Inc.
A mid-sized company with revenue of $50 million per year with 350 employees (80 employees on ESOPs), valued at $750 million.

The Problem
Adrona Inc. was looking for an equity management platform to issue and distribute shares to their employees with set vesting schedules.

The Solution
Eqvista provided a CapTable solution, ESOPs, and share distribution to over 120 shareholders for an annual fee of $5,200.

The Outcome
- Fixed errors in the client's CapTable, saving a considerable amount of money and eliminating potential lawsuits.
- Successfully distributed shares to employees and investors.
- Identified and removed the client's equity distribution and ensured accuracy.
- In-house valuation analysts priced the common shares.

*Private placements are highly illiquid and there may not be a secondary market for these securities. Investors may not be able to find a buyer/seller for securities.

**Past performance is not indicative of future results.

Discussion Starter

 **Eqvista Fundraising**
Hello everyone, this is very exciting! We will use this channel to answer any questions about Eqvista Mini-IPO. My name is Tomas, and I'm the founder of Eqvista.
t.me/eqvista2/5   11 👁 Oct 24 at 14:16

Discussion

1 comment on this post

 **Eqvista Fundraising**

...

Oct 24

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Know The Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point, the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early stage it may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company may not have the benefit of such professional investors.

Important Links: (All investors should visit the links below prior to investing)

- Education (Website)
- Education (Support Center)
- Form C Link
- Edgar Link
- Edgar Link Form C-A
- Reg CF Risks and Disclosures



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